Exhibit 99.1

Brookfield Renewable Energy Partners L.P.

News Release

All amounts in Canadian dollars.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

BROOKFIELD RENEWABLE ANNOUNCES $400 MILLION MEDIUM-TERM NOTE OFFERING

HAMILTON, Bermuda, March 3, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has agreed to issue $400 million aggregate principal amount of medium-term notes, Series 9, due June 2025, which will bear interest at a rate of 3.752% per annum, payable semi-annually (the “Notes”). The Notes will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a short form base shelf prospectus dated May 17, 2013, a related prospectus supplement to be dated March 3, 2015 and a related pricing supplement to be dated March 3, 2015. The issue is expected to close on or about March 6, 2015, subject to customary closing conditions.

Brookfield Renewable intends to use the net proceeds from the sale of the Notes to repay outstanding indebtedness and for general corporate purposes.

The Notes have been rated BBB by Standard & Poor's Rating Services and BBB (high) with a stable trend by DBRS Limited.

The Notes are being offered through a syndicate of agents led by CIBC World Markets Inc. and Scotia Capital Inc., and includes RBC Dominion Securities, TD Securities Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., and National Bank Financial Inc.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes described herein, nor shall there be any sale of these Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,700 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil, the Republic of Ireland and Northern Ireland, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:
Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of the Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “continue”, “positioned” and “targets”, or variations of such words and phrases. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.